SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 15, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for years prior to calendar year 1997)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated July 14, 2004, announcing that a U.S. $100 million shelf registration statement and prospectus is effective in the United States and Canada	3

Signature	5

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES U.S. $100 MILLION SHELF REGISTRATION

EDMONTON, ALBERTA, CANADA — July 14, 2004 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today announced that it has received final clearance from the applicable Canadian regulatory authorities with respect to a U.S. $100 million shelf prospectus filed in specified Canadian jurisdictions. Biomira concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. The shelf registration became effective in both countries on the same day.

The shelf prospectus will be effective for approximately 25 months. Biomira will not sell securities under the shelf prospectus until a prospectus supplement has been filed. The actual amount of any securities to be issued, and the terms of those securities, will be determined at the time of sale, if such sale occurs.

“Biomira previously had a shelf registration in place that expired in May of this year,” said Edward Taylor, Vice President Finance and Administration and Chief Financial Officer. “Currently, the Company is planning a Phase III study for BLP25 Liposomal Vaccine (L-BLP25) following strong results seen in the Phase IIb study in non-small cell lung cancer (NSCLC) reported in April of this year. We are also continuing to look at ways to move Theratope® vaccine forward. In order to continue this important work in 2005, we believe that Biomira must have the mechanisms in place which will permit the Company to take advantage of favourable financing opportunities in a timely manner. Although we believe confirmatory studies will be required for both product candidates before we will get an approval in the larger jurisdictions of the U.S. and Europe, we do feel it is worth continuing to explore opportunities in other jurisdictions. By later this year we should be able to identify whether there is the potential to pursue early registration in one or more countries. If such an opportunity is identified, we must be ready to move forward in a timely fashion.”

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:
Edward Taylor	Bill Wickson
Vice President Finance & CFO	Manager, Public Relations
(780) 490-2806	(780) 490-2818

U.S. Media Calls
Daniel Budwick
BMC Communications Group
(212) 477-9007 ext. 14

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including the availability of investors, those predicting the timing of clinical trials, adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: July 15, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer